UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2012
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M   6-K

for the three- and nine-months
ended September 30 of
Fiscal Year 2012

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,229,501.82
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

        The following discussion should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2011, which includes a study about risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE- AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012

        During the course of the third quarter of 2012, the Group's growth trend continued. In a more challenging macroeconomic environment, the Group achieved positive results in all the geographic areas in which it operates.

        Net sales for the quarter were Euro 1,783.5 million, and increased by 17.0 percent (+6.7 percent at constant exchange rates(1)), from Euro 1,523.8 million in the same period of 2011.

        During the nine-months ended September 30, 2012, net sales grew by 15.7 percent (+8.2 percent constant exchange rates(1)) to Euro 5,453.8 million from Euro 4,713.5 million during the same period in 2011.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the third quarter of 2012 rose by 25.2 percent over the same period in 2011, going from Euro 273.1 million in 2011 to Euro 342.1 million in the same period of 2012. Additionally, adjusted EBITDA(2) in the first nine months of 2012 increased to Euro 1,103.6 million from Euro 911.1 million in the same period of 2011.

        Operating income for the third quarter of 2012 increased by 27.9 percent to Euro 248.9 million from Euro 194.5 million during the same period of the previous year. The Group's operating margin also grew even further rising from 12.8 percent in the third quarter of 2011 to 14.0 percent in the current quarter.

        The Group's adjusted operating margin(4) for the third quarter of 2012 grew to 14 percent as compared to 13 percent in the same period of 2011.

        During the nine months of 2012 operating income increased by 20.5 percent to Euro 818.0 million from 678.8 million in the same period of 2011.

        During the nine months of 2012, adjusted operating income(3) increased by 23.2 percent to Euro 839.8 million as compared to Euro 681.6 million in the same period of 2011. The Group's adjusted operating margin(4) therefore rose from 14.5 percent during the first nine months of 2011 to 15.4 percent in the same period of 2012.

        1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three and nine-month period ended September 30, 2011. Please refer to Attachment 1 for further details on exchange rates.

        2  For a further discussion of EBITDA and adjusted EBITDA, see page 17—"Non-IFRS Measures."

        3  For a further discussion of adjusted operating income, see page 17—"Non-IFRS Measures."

        4  For a further discussion of adjusted operating margin, see page 17—"Non-IFRS Measures."

        In the third quarter of 2012, Net income attributable to Luxottica stockholders increased by 24.7 percent to Euro 138.6 million as compared to Euro 111.2 million in the same period of 2011.

        In the first nine months of 2012, net income attributable to Luxottica stockholders increased by 19.8 percent to Euro 464.9 million as compared to Euro 338.0 million in the same period of 2011. In the first nine months of 2012, earnings per share ("EPS") was Euro 1.00 and EPS expressed in USD was 1.28 (at an average exchange rate of Euro/USD of 1.2808).

        In the first nine months of 2012, adjusted net income attributable to Luxottica stockholders(5) increased by 25.4 percent to Euro 480.2 million as compared to Euro 382.9 million in the same period of 2011. In the first nine months of 2012, adjusted earnings per share(6) ("EPS") was Euro 1.03 and adjusted EPS(6) expressed in USD was 1.33 (at an average exchange rate of Euro/USD of 1.2808).

        By carefully controlling working capital, the Group generated positive free cash flow(7) in both the first nine months of the year (Euro 487 million) and the third quarter (Euro 271 million). Net debt as of September 30, 2012 was Euro 1,887 million (Euro 2,032 million at the end of 2011), with the ratio of net debt to adjusted EBITDA(8) of 1.4x, (1.8x as of December 31, 2011).

2.     SIGNIFICANT EVENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2012

January

        On January 20, 2012, the Group successfully completed the acquisition of 80 percent of the share capital of the Brazilian entity Grupo Tecnol Ltd. The consideration paid for the 80 percent was approximately 143.7 million Brazilian Reais (approximately Euro 58.4 million). Additionally, the Group assumed Tecnol's net debt amounting to approximately Euro 31.0 million. The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America. The remaining 20 percent was acquired in October 2012.

        On January 24, 2012, the Board of Directors of Luxottica Group S.p.A. (hereinafter, also the "Company") approved the reorganization of the retail business in Australia. As a result of the reorganization, the Group will close approximately 10 percent of its Australian and New Zealand stores, redirecting resources into its market-leading OPSM brand.

March

        On March 19, 2012, the Company closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625 percent per annum. The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., both of which are wholly-owned subsidiaries. On March 19, 2012, the notes were assigned a BBB+ credit rating by Standard & Poor's.

April

        At the Stockholders' Meeting on April 27, 2012, the stockholders approved the Statutory Financial Statements as of December 31, 2011, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.49 per ordinary share, reflecting a year-over-year 11.4 percent increase. The aggregate dividend amount of Euro 227.0 million was fully paid in May 2012.

        5  For a further discussion of adjusted net income attributable to Luxottica stockholders, see page 17—"Non-IFRS Measures."

        6  For a further discussion of adjusted earnings per share, see page 17—"Non-IFRS Measures."

        7  For a further discussion of free cash flow, see page 17—"Non-IFRS Measures."

        8  For a further discussion of net debt to adjusted EBITDA, see page 17—"Non-IFRS Measures."

May

        On May 17, 2012, the Company entered into an agreement pursuant to which it acquired approximately 120 Sun Planet stores in Spain and Portugal. In 2011, Luxottica acquired the Sun Planet retail chain in Latin America, which was part of Multiopticas Internacional, from the same seller. Over time, the stores will be rebranded under the Sunglass Hut brand. In 2011, net sales of the chain totaled approximately Euro 22 million. The agreement was finalized on July 31, 2012. The purchase price was Euro 23.8 million. Sun Planet operates approximately 90 sunglass retail stores in Spain and 30 in Portugal mainly in selected malls and tourist destinations.

June

        On June 8, 2012, Armani Group and the Company signed an exclusive license agreement for the design, manufacture and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands. The 10-year license agreement will begin on January 1, 2013. The first Armani collection will be presented during the first half of 2013.

July

        On July 12, 2012, the Group prepaid U.S. $246 million (Euro 201.4 million) of Tranche E of the credit facility used to finance the acquisition of Oakley in 2007 which has an original final maturity date of October 12, 2012. On the same date U.S. Holdings prepaid U.S. $169 million (Euro 138.5 million) of Tranche D of this acquisition credit facility. US Holdings prepaid U.S. $130 million which had an original maturity date of October 12, 2012 and U.S. $39 million which had an original maturity date of January 12, 2013.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 6.2 billion in 2011, over 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of September 30, 2012 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands.

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.2808 in the first nine months of 2012 to Euro 1.00 = U.S. $1.4065 in the same period of 2011. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Note 10 of the Management Report of the 2011 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

In accordance with IFRS

	Nine months ended September 30,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	5.453.844	100.0%	4,713,453	100.0%
Cost of sales	1,825,197	33.5%	1,621,782	34.4%

Gross profit	3,628,648	66.5%	3,091,671	65.6%

Selling	1,706,326	31.3%	1,485,787	31.5%
Royalties	97,454	1.8%	80,122	1.7%
Advertising	345,430	6.3%	306,771	6.5%
General and administrative	661,408	12.1%	540,220	11.5%
Total operating expenses	2,810,618	51.5%	2,412,900	51.2%

Income from operations	818,029	15.0%	678,771	14.4%

Other income/(expense)
Interest income	14,795	0.3%	10,393	0.2%
Interest expense	(106,166)	(1.9)%	(89,809)	(1.9)%
Other—net	(3,651)	(0.1)%	(5,947)	(0.1)%

Income before provision for income taxes	723,008	13.3%	593,408	12.6%

Provision for income taxes	(254,438)	(4.7)%	(200,211)	(4.2)%

Net income	468,570	8,6%	393,198	8.3%

Attributable to
—Luxottica Group stockholders	464,938	8.5%	387,963	8.2%
—non-controlling interests	3,632	0.1%	5,235	0.1%

NET INCOME	468,570	8.6%	393,198	8.3%

        In the first nine months of 2012, the Group recognized Euro 21.7 million of non-recurring expenses related to the restructuring of the Australian retail business. In the same period of 2011, the Group recognized the following non recurring income and expenses: (i) non-recurring gain related to the acquisition of a 40 percent stake in Multiopticas Internacionales SA (MOI) of approximately Euro 21.0 million, (ii) non-recurring expenses related to the celebration of the 50th anniversary of the founding of Luxottica Group SpA of approximately Euro 12.0 million, and (iii) restructuring and start-up costs within the North American retail division of approximately Euro 11.8 million.

Adjusted Measures(9)	2012	% of net sales	2011	% of net sales	% change

Adjusted income from Operations	839,768	15.4%	681,605	14.5%	23.2%
Adjusted EBITDA	1,103,629	20.2%	911,105	19.3%	21.1%
Adjusted Net Income attributable to Luxottica Group Stockholders	480,155	8.8%	382,912	8.1%	25.4%

        9  Adjusted measures are not in accordance with IFRS. For a further discussion of adjusted measures, see page 17—"Non-IFRS Measures."

        Net Sales.    Net sales increased by Euro 740.3 million, or 15.7 percent, to Euro 5,453.8 million in the first nine months of 2012 from Euro 4,713.5 million in the same period of 2011. Euro 261.6 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first nine months of 2012 as compared to the same period in 2011 and to increased sales in the retail distribution segment of Euro 478.8 million for the same period.

        Net sales for the retail distribution segment increased by Euro 478.8 million, or 17.0 percent, to Euro 3,292.1 million in the first nine months of 2012 from Euro 2,813.3 million in the same period in 2011. The increase in net sales for the period was partially attributable to a 6.0 percent improvement in comparable store sales(10). In particular, we saw a 5.9 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 6.2 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 285.3 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 261.6 million, or 13.8 percent, to Euro 2,161.8 million in the first nine months of 2012 from Euro 1,900.2 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley, Persol and Oliver Peoples, and of some designer brands such as Chanel, Prada, Polo, Tiffany and the additional sales of the recently launched Coach line. These positive effects were further supported by positive currency fluctuations, in particular the strengthening of the U.S. dollar and other minor currencies, including but not limited to the Japanese Yen and Canadian Dollar, despite the weaknesses of the Brazilian Real, the net effect of which was to increase net sales to third parties in the manufacturing and wholesale distribution segment by Euro 66.8 million.

        In the first nine months of 2012, net sales in the retail distribution segment accounted for approximately 60.4 percent of total net sales, as compared to approximately 59.7 percent of total net sales for the same period in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 17.0 percent increase in net sales to third parties in our retail distribution segment for the first nine months of 2012 as compared to the same period of 2011, which exceeded a 13.8 percent increase in net sales for the manufacturing and wholesale distribution segment for the first nine months of 2012 as compared to the same period of 2011.

        In the first nine months of 2012, net sales in our retail distribution segment in the United States and Canada comprised 79.1 percent of our total net sales in this segment as compared to 81.0 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 4.1 percent to U.S. $3,335.4 million in the first nine months of 2012 from U.S. $3,205.2 million for the same period in 2011, due to sales volume increases. During the first nine months of 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.9 percent of our total net sales in the retail distribution segment and increased by 28.7 percent to Euro 687.9 million in the first nine months of 2012 from Euro 534.4 million, or 19.0 percent of our total net sales in the retail distribution segment for the same period in 2011, mainly due to a general increase in consumer demand and to the new acquisitions in South America and Europe.

        10  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        In the first nine months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 935.3 million, comprising 43.3 percent of our total net sales in this segment, compared to Euro 901.0 million, or 47.4 percent of total net sales in the segment, for the same period in 2011. The increase in net sales in Europe of Euro 34.3 million in the first nine months of 2012 as compared to the same period of 2011 constituted a 3.8 percent increase in net sales to third parties. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $761.3 million and comprised 27.5 percent of our total net sales in this segment for the first nine months of 2012, compared to U.S. $646.9 million, or 24.2 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand and to additional sales of the recently launched Coach line. In the first nine months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 632.0 million, comprising 29.2 percent of our total net sales in this segment, compared to Euro 539.2 million, or 28.4 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 92.8 million, or 17.2 percent, in the first nine months of 2012 as compared to the same period of 2011, was due to the positive effect of currency fluctuations as well as an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 203.4 million, or 12.5 percent, to Euro 1,825.2 million in the first nine months of 2012 from Euro 1,621.8 million in the same period of 2011. As a percentage of net sales, cost of sales decreased to 33.5 percent in the first nine months of 2012 as compared to 34.4 percent in the same period of 2011 due to efficiencies achieved in the production cycle. In the first nine months of 2012, the average number of frames produced daily in our facilities increased to approximately 273,100 as compared to approximately 268,700 in the same period of 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 536.9 million, or 17.4 percent, to Euro 3,628.6 million in the first nine months of 2012 from Euro 3,091.7 million for the same period of 2011. As a percentage of net sales, gross profit increased to 66.5 percent in the first nine months of 2012 as compared to 65.6 percent for the same period of 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 397.7 million, or 16.5 percent, to Euro 2,810.6 million in the first nine months of 2012 from Euro 2,412.9 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 51.5 percent in the first nine months of 2012, from 51.2 percent in the same period of 2011.

        Adjusted operating expenses(11), increased by Euro 380.1 million, or 15.8 percent, to Euro 2,790.2 million in the first nine months of 2012 from Euro 2,410.1 million in the same period of 2011. These amounts exclude, in the first nine months of 2012, the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 20.4 million and, in the first nine months of 2011, the above mentioned non-recurring income and expense items amounting to approximately Euro 2.8 million. As a percentage of net sales, adjusted operating expenses(11) are in line with last year at 51.2 percent in the first nine months of 2012 and 51.1 percent in the same period of 2011.

        Selling and advertising expenses (including royalty expenses) increased by Euro 276.5 million, or 14.8 percent, to Euro 2,149.2 million in the first nine months of 2012 from Euro 1,872.7 million in the same period of 2011. Selling expenses increased by Euro 220.5 million, or 14.8 percent. Advertising expenses increased by Euro 38.6 million, or 12.6 percent. Royalties increased by Euro 17.4 million, or 21.6 percent. As a percentage of net sales, selling and advertising expenses were 39.4 percent in the first nine months of 2012 and 39.7 percent in the first nine months of 2011.

        11  For a further discussion of adjusted operating expenses, see page 17—"Non-IFRS Measures."

        Adjusted selling expenses(12) in the first nine months, excluding, respectively, the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 17.3 million in 2012 and the non-recurring restructuring expenses of the North American retail division of approximately Euro 7.0 million in 2011, increased by Euro 210.2 million, or 14.2 percent to Euro 1,689.0 million from Euro 1,478.8 million in the same period of 2011. As a percentage of net sales, adjusted selling expenses(12) were 31.0 percent in the first nine months of 2012 and 31.4 percent in the first nine months of 2011

        Adjusted advertising expenses(13), excluding, in the first nine months of 2011, the non-recurring expenses related to celebration of the 50th anniversary of the founding of Luxottica Group SpA amounting to approximately Euro 5.7 million, increased by Euro 44.3 million to Euro 345.4 million from Euro 301.1 million in the same period of 2011. As a percentage of net sales, adjusted advertising expenses(13) were 6.3 percent in the first nine months of 2012 and 6.4 percent in the first nine months of 2011.

        General and administrative expenses, including intangible asset amortization increased by Euro 121.2 million, or 22.4 percent, to Euro 661.4 million in the first nine months of 2012 as compared to Euro 540.2 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 12.1 percent in the first nine months of 2012 as compared to 11.5 percent in the same period of 2011.

        Adjusted general and administrative expenses(14), including intangible asset amortization and excluding, in the first nine months of 2012, the non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 3.0 million and, in the first nine months of 2011, the above mentioned non-recurring income and expenses amounting to approximately Euro (9.9) million, increased by Euro 108.3 million, or 19.7 percent, to Euro 658.4 million in the first nine months of 2012 as compared to Euro 550.1 million in the same period of 2011. As a percentage of net sales, adjusted general and administrative expenses(14) were 12.1 percent in the first nine months of 2012 as compared to 11.7 percent in the same period of 2011.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 139.2 million, or 20.5 percent, to Euro 818.0 million in the first nine months of 2012 from Euro 678.8 million in the same period of 2011. As a percentage of net sales, income from operations increased to 15.0 percent in the first nine months of 2012 from 14.4 percent in the same period of 2011.

        Adjusted income from operations,(15) excluding, in the first nine months of 2012 and 2011, the above mentioned non-recurring income and expenses, increased by Euro 158.2 million, or 23.2 percent, to Euro 839.8 million in the first nine months of 2012 from Euro 681.6 million in the same period of 2011. As a percentage of net sales, adjusted income from operations(15) increased to 15.4 percent in the first nine months of 2012 from 14.5 percent in the same period of 2011.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (95.0) million in the first nine months of 2012 as compared to Euro (85.4) million in the same period of 2011. Net interest expense was Euro 91.4 million in the first nine months of 2012 as compared to Euro 79.4 million in the same period of 2011. The increase was mainly due to the acquisition of Tecnol and to the arrangement of a new long term loan in the second quarter of 2012.

        12  For a further discussion of adjusted selling expenses, see page 17—"Non-IFRS Measures."

        13  For a further discussion of adjusted advertising expenses, see page 17—"Non-IFRS Measures."

        14  For a further discussion of adjusted general and administrative expenses, see page 17—"Non-IFRS Measures."

        15  For a further discussion of adjusted income from operations, see page 17—"Non-IFRS Measures."

        Net Income.    Income before taxes increased by Euro 129.6 million, or 21.8 percent, to Euro 723.0 million in the first nine months of 2012 from Euro 593.4 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 13.3 percent in the first nine months of 2012 from 12.6 percent in the same period of 2011. Adjusted income before taxes(16) increased by Euro 148.5 million, or 24.9 percent, to Euro 744.7 million in the first nine months of 2012 from Euro 596.2 million in the same period of 2011. As a percentage of net sales, adjusted income before taxes(16) was 13.7 percent in the first nine months of 2012 as compared to 12.6 percent in the first nine months of 2011. Net income attributable to non-controlling interests decreased to Euro 3.6 million in the first nine months of 2012 as compared to Euro 5.2 million in the same period of 2011. Our effective tax rate was 35.2 percent in the first nine months of 2012 as compared to 33.7 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 76.9 million, or 19.8 percent, to Euro 464.9 million in the first nine months of 2012 from Euro 388.0 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.5 percent in the first nine months of 2012 from 8.2 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group stockholders(17) increased by Euro 97.3 million, or 25.4 percent, to Euro 480.2 million in the first nine months of 2012 from Euro 382.9 million in the same period of 2011. Adjusted net income attributable to Luxottica Group stockholders(17) as a percentage of net sales increased to 8.8 percent in the first nine months of 2012 from 8.1 percent in the same period of 2011.

        Basic and diluted earnings per share were Euro 1.00 in the first nine months of 2012 as compared to Euro 0.84 in the same period of 2011.

        Adjusted basic and diluted earnings per share(18) were Euro 1.03 in the first nine months of 2012 as compared to Euro 0.83 in the same period of 2011.

        16  For a further discussion of adjusted income before taxes, see page 17—"Non-IFRS Measures."

        17  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 17—"Non-IFRS Measures."

        18  For a further discussion of adjusted basic and diluted earnings per share, see page 17—"Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

In accordance with IFRS

	Three months ended September 30,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	1,783,486	100.0%	1.523.807	100.0%
Cost of sales	596,155	33.4%	524.656	34.4%

Gross profit	1,187,332	66.6%	999,151	65.6%

Selling	571,907	32.1%	505,420	33.2%
Royalties	29,350	1.6%	23,070	1.5%
Advertising	120,023	6.7%	103,098	6.8%
General and administrative	217,170	12.2%	173,026	11.4%
Total operating expenses	938,451	52.6%	804,614	52.8%

Income from operations	248,881	14.0%	194,537	12.8%

Other income/(expense)
Interest income	2,900	0.2%	3,158	0.2%
Interest expense	(33,177)	(1.9)%	(29,376)	(1.9)%
Other—net	(3,162)	(0.2)%	(3,051)	(0.2)%

Income before provision for income taxes	215,442	12.1%	165,268	10.8%

Provision for income taxes	(76,361)	(4.3)%	(52,990)	(3.5)%

Net income	139,081	7.8%	112,278	7.4%

Attributable to
—Luxottica Group stockholders	138,616	7.8%	111,181	7.3%
—non-controlling interests	465	0.0%	1,097	0.1%

NET INCOME	139,081	7.8%	112,278	7.4%

        In the three-month period ended September 30, 2011, the Group recognized the following non recurring income and expenses: (i) non-recurring gain related to the acquisition of a 40 percent stake in Multiopticas Internacionales SA (MOI) of approximately Euro 21.0 million, (ii) non-recurring expenses related to the celebration of the 50th anniversary of the founding of Luxottica Group SpA of approximately Euro 12.0 million, and (iii) restructuring and start-up costs within the North American retail division of approximately Euro 11.8 million.

Adjusted Measures(19)	Q3 2012	% of net sales	Q3 2011	% of net sales	% change

Adjusted income from Operations	248,881	14.0%	197,371	13.0%	26.1%
Adjusted EBITDA	342,095	19.2%	275,965	18.1%	24.0%
Adjusted Net Income attributable to Luxottica Group Stockholders	138,616	7.8%	106,131	7.0%	30.6%

        (19)  Adjusted measures are not in accordance with IFRS. For a further discussion of adjusted measures, see page 17—"Non-IFRS Measures."

        Net Sales.    Net sales increased by Euro 259.6 million, or 17.0 percent, to Euro 1,783.4 million in the three-month period ended September 30, 2012 from Euro 1,523.8 million in the same period of 2011. Euro 91.7 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the three-month period ended September 30, 2012 as compared to the same period in 2011 and to the increased sales in the retail distribution segment of Euro 168.0 million for the same period.

        Net sales for the retail distribution segment increased by Euro 168.0 million, or 17.3 percent, to Euro 1,136.7 million in the three-month period ended September 30, 2012 from Euro 968.7 million in the same period in 2011. The segment experienced a 5.9 percent improvement in comparable store sales(20). In particular, there was a 4.9 percent increase in comparable store sales for the North American retail operations, and an 8.3 percent increase for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and Australian Dollar, increased net sales in the retail distribution segment by Euro 125.5 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 91.7 million, or 16.5 percent, to Euro 646.8 million in the three-month period ended September 30, 2012 from Euro 555.1 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley, Persol and Oliver Peoples and of some designer brands such as Polo, Prada, Tiffany and the recently launched Coach line. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and other minor currencies, including but not limited to the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 32.2 million, notwithstanding the weaknesses of the Brazilian Real.

        During the three-month period ended September 30, 2012, net sales in the retail distribution segment accounted for approximately 63.7 percent of total net sales and they are substantially in line with the same period of 2011, where net sales in the retail segment accounted for approximately 63.6 percent of total net sales.

        During the three-month period ended September 30, 2012, net sales in our retail distribution segment in the United States and Canada comprised 78.8 percent of our total net sales in this segment as compared to 79.6 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 2.9 percent to U.S. $1,120.5 million in the three-month period ended September 30, 2012 from U.S. $1,089.0 million for the same period in 2011, due to sales volume increases. During the three-month period ended September 30, 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.2 percent of our total net sales in the retail distribution segment and increased by 21.8 percent to Euro 241.0 million in the three-month period ended September 30, 2012 from Euro 197.9 million, or 20.4 percent of our total net sales in the retail distribution segment for the same period in 2011, mainly due to an increase in consumer demand.

        During the three-month period ended September 30, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 243.8 million, comprising 37.7 percent of our total net sales in this segment, compared to Euro 219.0 million, or 39.5 percent of total net sales in the segment, for the same period in 2011. The increase in net sales in Europe of Euro 24.8 million in the three-month period ended September 30, 2012 as compared to the same period

        20  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

of 2011 constituted a 11.3 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $250.3 million and comprised 31.0 percent of our total net sales in this segment for the three-month period ended September 30, 2012, compared to U.S. $224.4 million, or 28.6 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand and to the recently launched Coach line. In the three-month period ended September 30, 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 202.6 million, comprising 31.4 percent of our total net sales in this segment, compared to Euro 177.2 million, or 31.9 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 25.4 million, or 14.3 percent, in the three-month period ended September 30, 2012 as compared to the same period of 2011, was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 71.5 million, or 13.6 percent, to Euro 596.2 million in the three-month period ended September 30, 2012 from Euro 524.7 million in the same period of 2011. As a percentage of net sales, cost of sales decreased to 33.4 percent in the three-month period ended September 30, 2012 compared to 34.4 percent in the three-month period ended September 30, 2011 due to efficiencies achieved in the production cycle. The average number of frames produced daily in our facilities increased to approximately 278,400 in the three-month period ended September 30, 2012, as compared to approximately 280,900 in the same period of 2011.

        Gross Profit.    Our gross profit increased by Euro 188.1 million, or 18.8 percent, to Euro 1,187.3 million in the three-month period ended September 30, 2012 from Euro 999.2 million for the same period of 2011. As a percentage of net sales, gross profit increased to 66.6 percent in the three month period ended September 2012 as compared to 65.6 percent in the three-month period ended September 30, 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 133.9 million, or 16.6 percent, to Euro 938.5 million in the three-month period ended September 30, 2012 from Euro 804.6 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 52.6 percent in the three-month period ended September 30, 2012, from 52.8 percent in the same period of 2011.

        Total adjusted operating expenses(21) increased by Euro 136.7 million, or 17.0 percent, to Euro 938.5 million in the three-month period ended September 30, 2012 from Euro 801.8 in the same period of 2011, excluding in the three-month period ended September 30 2011 (i) the restructuring expenses of the North American retail division amounting approximately to Euro 11.8 million, (ii) the expenses related to the celebration of the 50th anniversary of the founding of Luxottica Group amounting to approximately Euro 12.0 million, and (iii) the gain related to the acquisition of MOI amounting to approximately Euro 21.0 million. As a percentage of net sales, adjusted operating expenses(21) were 52.6 percent in the three-month period ended September 30, 2012 and 2011.

        Selling and advertising expenses (including royalty expenses) increased by Euro 89.7 million, or 14.2 percent, to Euro 721.3 million in the three-month period ended September 30, 2012 from Euro 631.6 million in the same period of 2011. Selling expenses increased by Euro 66.5 million, or 13.2 percent. Advertising expenses increased by Euro 16.9 million, or 16.4 percent. Royalties increased by Euro 6.3 million, or 27.2 percent. As a percentage of net sales, selling and advertising expenses are in line at 40.4 percent in the three-month period ended September 30, 2012, compared to 41.4 percent for the same period of 2011.

        21  For a further discussion of adjusted operating expenses, see page 17—"Non-IFRS Measures."

        Adjusted selling expenses(22) increased by Euro 73.5 million or 14.7 percent to Euro 571.9 million in the three months ended September 30, 2012, as compared to Euro 498.4 million in the same period of 2011,excluding in the three-month period ended September 30, 2011 the restructuring expenses of the North American retail division amounting approximately to Euro 7.0 million. As a percentage of net sales, adjusted selling expenses(22) were 32.1 percent in the three month period ended September 30, 2012 as compared to 32.7 percent in the same period of last year.

        Adjusted advertising expenses(23) increased by Euro 22.6 million to Euro 120.0 million in the three months ended September 30, 2012, as compared to Euro 97.4 million in the same period of 2011, excluding in the three month period ended September 30, 2011 the expenses related to the celebration of the 50th anniversary of the founding of Luxottica Group of approximately Euro 5.7 million. As a percentage of net sales, adjusted advertising expenses(23) were 6.7 percent in the three month period ended September 30, 2012 as compared to 6.4 percent in the same period of last year.

        General and administrative expenses, including intangible asset amortization increased by Euro 44.1 million, or 25.5 percent, to Euro 217.1 million in the three-month period ended September 30, 2012 as compared to Euro 173.0 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 12.2 percent in the three-month period ended September 30, 2012 as compared to 11.3 percent in the same period of 2011.

        Adjusted general and administrative expenses(24) increased by Euro 34.2 million, or 18.7 percent, to Euro 217.1 million in the three-month period ended September 30, 2012 as compared to Euro 182.9 million in the same period of 2011, including intangible asset amortization and excluding in the three month period ended September 30, 2011, the gain related to the acquisition of MOI of approximately Euro 21.0 million and the above mentioned non-recurring expenses of approximately Euro 11.1 million. As a percentage of net sales, adjusted general and administrative expenses(24) were 12.2 percent in the three-month period ended September 30, 2012 as compared to 12.0 percent in the same period of 2011.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 54.4 million, or 27.9 percent, to Euro 248.9 million in the three-month period ended September 30, 2012 from Euro 194.5 million in the same period of 2011. As a percentage of net sales, income from operations increased to 14.0 percent in the three-month period ended September 30, 2012 from 12.8 percent in the same period of 2011.

        Adjusted income from operations(25) increased by Euro 51.5 million, or 26.1 percent, to Euro 248.9 million in the three-month period ended September 30, 2012 from Euro 197.4 million in the same period of 2011, excluding in the three-month period ended September 30, 2011 the non-recurring gain and expenses amounting approximately to Euro 2.8 million. As a percentage of net sales, adjusted income from operations(25) increased to 14.0 percent in the three-month period ended September 30, 2012 from 13.0 percent in the same period of 2011.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (33.4) million in the three-month period ended September 30, 2012 as compared to Euro (29.3) million in the same period of

        22  For a further discussion of adjusted selling expenses, see page 17—"Non-IFRS Measures."

        23  For a further discussion of adjusted advertising expenses, see page 17—"Non-IFRS Measures."

        24  For a further discussion of adjusted general and administrative expenses, see page 17—"Non-IFRS Measures."

        25  For a further discussion of adjusted income for operations, see page 17—"Non-IFRS Measures."

2011. Net interest expense was Euro 30.3 million in the three-month period ended September 30, 2012 as compared to Euro 26.2 million in the same period of 2011.

        Net Income.    Income before taxes increased by Euro 50.1 million, or 30.4 percent, to Euro 215.4 million in the three-month period ended September 30, 2012 from Euro 165.3 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 12.1 percent in the three-month period ended September 30, 2012 from 10.8 percent in the same period of 2011. Adjusted income before taxes(26) increased by Euro 47.3 million or 28.2 percent in the three month period ended September 30, 2012 to Euro 215.4 million as compared to Euro 168.1 million in the same period of last year. As a percentage of net sales, adjusted income before taxes(26) increased by 12.1 percentage in the three month period ended September 30, 2012 as compared to 11.0 percent in the same period of last year.

        Net income attributable to non-controlling interests decreased to Euro 0.5 million in the three-month period ended September 30, 2012 as compared to Euro 1.1 million in the same period of 2011. Our effective tax rate was 35.4 percent in the three-month period ended September 30, 2012 as compared to 32.1 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 27.4 million, or 24.7 percent, to Euro 138.6 million in the three-month period ended September 30, 2012 from Euro 111.2 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.8 percent in the three-month period ended September 30, 2012 from 7.3 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group stockholders(27) increased by Euro 32.5 million, or 30.6 percent, to Euro 138.6 million in the three-month period ended September 30, 2012 from Euro 106.1 million in the same period of 2011. Adjusted net income attributable to Luxottica Group stockholders(27) as a percentage of net sales increased to 7.8 percent in the three-month period ended September 30, 2012 from 7.0 percent in the same period of 2011.

        Basic and diluted earnings per share were Euro 0.30 in the three-month period ended September 30, 2012 as compared to Euro 0.24 in the same period of 2011.

        Adjusted basic and diluted earnings(28) per share were Euro 0.30 in the three-month period ended September 30, 2012 as compared to Euro 0.23 in the same period of 2011.

        26  For a further discussion of adjusted income before taxes, see page 17—"Non-IFRS Measures."

        27  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 17—"Non-IFRS Measures."

        28  For a further discussion of adjusted basic and diluted earnings per share, see page 17—"Non-IFRS Measures."

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

	As of September 30, 2012	As of September 30, 2011
(Amounts in thousands of Euro)	(unaudited)

Cash and cash equivalents at the beginning of the period	905,100	679,852
Net cash provided by operating activities	718,667	546,969
Cash used in investing activities	(312,417)	(282,807)
Cash used in financing activities	(286,044)	(327,055)
Effect of exchange rate changes on cash and cash equivalents	743	(10,604)
Net change in cash and cash equivalents	120,949	(73,497)

Cash and cash equivalents at the end of the period	1,026,050	606,355

        Operating activities.    Cash provided by operating activities was Euro 718.7 million and Euro 547.0 million for the first nine months of 2012 and 2011, respectively.

        Depreciation and amortization were Euro 263.9 million in the first nine months of 2012 as compared to Euro 229.5 million in the same period of 2011.

        Cash used in accounts receivable was Euro 103.7 million in the first nine months of 2012, compared to Euro 40.8 million in the same period of 2011. This change was primarily due to an increase in sales volume in the first nine months of 2012 as compared to the same period of 2011. Cash used in inventory was Euro 30.3 million in the first nine months of 2012 as compared to Euro 23.7 million in the same period of 2011. The change in inventory in the first nine months of 2012 is due to a general increase in the wholesale division to support the growth in net sales during 2012 as compared to 2011. Cash used in accounts payable was Euro 59.6 million in the first nine months of 2012 compared to Euro 78.1 million in the same period of 2011. This change is mainly due to more favorable payment terms agreed during 2011. Income taxes paid were Euro 152.4 million in the first nine months of 2012 as compared to Euro 129.9 million in the same period of 2011. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Interest paid was Euro 86.2 million and Euro 83.6 million in the first nine months of 2012 and 2011, respectively.

        Investing activities.    Our cash used in investing activities was Euro 312.4 million for the first nine months of 2012 as compared to Euro 282.8 million for the same period in 2011. The cash used in investing activities in the first nine months of 2012 primarily consisted of (i) Euro 150.5 million in capital expenditures, (ii) Euro 80.7 million for the acquisition of intangible assets related to the creation of a new IT structure, (iii) Euro 52.2 million for the acquisition of Tecnol, (iv) Euro 21.9 million for the acquisition of the Sun Planet retail chain, and (v) other acquisitions of Euro 7.1 million.

        Cash used in investing activities in the first nine months of 2011 primarily consisted of (i) Euro 197.6 million in capital expenditures, (ii) the acquisition of 57 percent of MOI of Euro 54.2 million, (iii) the acquisition of two retail chains for an aggregate of Euro 19.4 million, the acquisition of a retail chain in Australia of Euro 6.3 million and other minor acquisitions of Euro 5.3 million.

        Financing activities.    Our cash used in financing activities for the first nine months of 2012 and 2011 was Euro 286.0 million and Euro 327.1 million, respectively. Cash provided by/(used in) financing activities for the first nine months of 2012 consisted primarily of (i) Euro 512.9 million of proceeds from the issuance of long-term borrowings, (ii) Euro (532.4) million used to repay long-term debt expiring during the first nine months of 2012 and (iii) Euro (227.4) million in cash used to pay dividends to the Company's stockholders. Cash provided by/(used in) financing activities for the first nine months of 2011 consisted primarily of (i) Euro (160.1) million in cash used to repay long-term debt expiring during the first nine months of 2011 and (ii) Euro (202.5) million in cash used to pay dividends.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro)

ASSETS	September 30, 2012 (unaudited)	December 31, 2011 (audited)

CURRENT ASSETS:
Cash and cash equivalents	1,026,050	905,100
Accounts receivable—net	829,449	714,033
Inventories—net	707,042	649,506
Other assets	204,563	230,850

Total current assets	2,767,104	2,499,489
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,174,773	1,169,066
Goodwill	3,193,041	3,090,563
Intangible assets—net	1,370,114	1,350,921
Investments	12,217	8,754
Other assets	133,116	147,625
Deferred tax assets	230,380	202,206

Total non-current assets	6,113,640	5,969,135

TOTAL ASSETS	8,880,744	8,468,624

LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2012 (unaudited)	December 31, 2011 (audited)

CURRENT LIABILITIES:
Short term borrowings	113,685	193,834
Current portion of long-term debt	401,029	498,295
Accounts payable	567,871	608,327
Income taxes payable	133,037	39,859
Short term provisions for risks and other charges	63,182	53,337
Other liabilities	630,897	579,595

Total current liabilities	1,909,701	1,973,247
NON-CURRENT LIABILITIES:
Long-term debt	2,398,752	2,244,583
Employee benefits	200,878	197,675
Deferred tax liabilities	272,517	280,842
Long term provisions for risks and other charges	98,347	80,400
Other liabilities	53,524	66,756

Total non-current liabilities	3,024,019	2,870,256
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,935,349	3,612,928
Non-controlling interests	11,676	12,192

Total stockholders' equity	3,947,025	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,880,744	8,468,624

        As of September 30, 2012, total assets increased by Euro 412.1 million to Euro 8,880.7 million, compared to Euro 8,468.6 million as of December 31, 2011.

        In the first nine months of 2012, non-current assets increased by Euro 144.5 million, due to increases in intangible assets (including goodwill) of Euro 121.7 million, property, plant and equipment of Euro 5.7 million, investments of Euro 3.5 million, deferred tax assets of Euro 28.2 million and partially offset by decreases of other assets of Euro 14.5 million.

        The increase in intangible assets was primarily due to the positive effects of foreign currency fluctuations from December 2011 to September 2012 of Euro 14.2 million, additions of Euro 83.2 and Euro 135.8 related to the acquisitions that occurred in the first nine months of 2012 and partially offset by the amortization for the period of Euro 108.4 million.

        The increase in property, plant and equipment was primarily due to positive currency fluctuation effects of Euro 5.4 million, the additions of Euro 169.3 million, including financial leases of Euro 18.7 million and Euro 12.9 million related to the acquisitions made in the first nine months of 2012, and partially offset by the depreciation for the period of Euro 155.5 and decreases of the period of Euro 27.4 million.

        As of September 30, 2012, as compared to December 31, 2011:

  •
  Accounts receivable increased by Euro 115.4 million, mainly due to the increase in net sales during the first nine months of 2012;

  •
  Inventory increased by Euro 57.5 million. The growth is due to the acquisition of Tecnol of Euro 21.5 million and to a general increase in the wholesale division to support the growth in net sales during 2012 as compared to 2011;

  •
  Other current assets decreased by Euro 26.3 million. The reduction is mainly due to utilization, in 2012, by certain U.S. subsidiaries of the tax receivable balance as of December 31, 2011 (approximately Euro 42 million) and was partially offset by the increase (approximately Euro 8.1 million) in prepayments related to advertising expenses and to the acquisition occurring in the period;

  •
  Accounts payable decreased by Euro 40.5 million. This decrease is mainly due to certain payments made by the Group's North American entities;

  •
  Current taxes payable increased by Euro 93.2 million mainly due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Current liabilities increased by Euro 51.3 million mainly due to (i) the increase of sales taxes payable due to the acquisition of Tecnol (Euro 9.1 million), (ii) a payable related to the acquisition of the remaining 20 percent of Tecnol (Euro 14.6 million), (iii) salary increases in the North American retail entities (Euro 15.8 million) and in Tecnol (Euro 3.8 million) which were impacted by the timing of these salary payments;

  •
  Long term provisions for risks increased by Euro 17.9 million mainly due to the acquisition of Tecnol;

  •
  Other non-current liabilities decreased by Euro 13.2 million mainly due to the upcoming expiration date of interest rate derivatives (Euro 8.3 million);

Our net financial position as of September 30, 2012 and December 31, 2011 was as follows:

(Amounts in thousands of Euro)	September 30, 2012 (unaudited)	December 31, 2011 (audited)

Cash and cash equivalents	1,026,050	905,100
Bank overdrafts	(113,685)	(193,834)
Current portion of long-term debt	(401,029)	(498,295)
Long-term debt	(2,398,752)	(2,244,583)

Total	(1,887,416)	(2,031,612)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of September 30, 2012, Luxottica, together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 402.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.45 percent. As of September 30, 2012, we had utilized Euro 33.4 million of these credit lines.

        As of September 30, 2012, our wholly-owned subsidiary Luxottica U.S. Holdings maintained unsecured lines of credit with an aggregate maximum availability of Euro 128.3 million (U.S. $165.9 million). The interest rate is a floating rate and is approximately USD LIBOR plus 80 basis points. At September 30, 2012, these lines were not used.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 30 to the Condensed Consolidated Financial Statements as of September 30, 2012 (unaudited).

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 37 to the Condensed Consolidated Financial Statements as of September 30, 2012 (unaudited).

6.     2012 OUTLOOK

        Management believes that the results obtained in the first nine months of 2012 are an excellent basis for the final quarter of 2012. Management looks optimistically at finishing 2012, relying on the strength of the Group's brands and the efficiency of its business divisions.

NON-IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin and net income by excluding non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.7 million.

        In addition, we have made adjustments to fiscal year 2011 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2011 data.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to evaluate the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measure or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	9M12
Millions of Euro	Net sales	EBITDA	EBITDA margin	Operating Income	Operating Income margin	Income before taxes	Net Income	EPS base	EPS dilutive

Reported	5,453.8	1,081.9	19.8%	818.0	15.0%	723.0	464.9	1.00	1.00
> Adjustment for OPSM reorganization	—	21.7	0.4%	21.7	0.4%	21.7	15.2	0.03	0.03
Adjusted	5,453.8	1,103.6	20.2%	839.8	15.4%	744.7	480.2	1.03	1.03

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	9M11
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income

Reported	4,713.5	908.3	678.8	388.0
> Adjustment for Multiopticas Internacional extraordinary gain	—	(21.0)	(21.0)	(21.0)
> Adjustment for 50th anniversary celebration	—	12.0	12.0	8.5
> Adjustment for restructuring costs in the Retail Division	—	11.8	11.8	7.5
Adjusted	4,713.5	911.1	681.6	382.9

Non-IFRS Measure: Reconciliation between reported and adjusted P&L items

Retail Division

	9M12
Millions of Euro	Net sales	EBITDA	Operating Income

Reported	3,292.1	558.6	438.8
> Adjustment for OPSM reorganization	—	21.7	21.7
Adjusted	3,292.1	580.4	460.5

Retail Division

	9M11
Millions of Euro	Net sales	EBITDA	Operating Income

Reported	2,813.3	449.3	342.1
> Adjustment for restructuring costs in the Retail Division	—	11.8	11.8
Adjusted	2,813.3	461.1	354.0

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin
Millions of Euro

	3Q 2011	3Q 2012	9M 2011	9M 2012	FY 2011	LTM September 30, 2012

Net income/(loss) (+)	111.2	138.6	388.0	464.9	452.3	529.3
Net income attributable to non-controlling interest (+)	1.1	0.5	5.2	3.6	6.0	4.4
Provision for income taxes (+)	53.0	76.4	200.2	254.4	237.0	291.2
Other (income)/expense (+)	29.3	33.4	85.4	95.0	111.9	121.5
Depreciation & amortization (+)	78.6	93.2	229.5	263.9	323.9	358.2

EBITDA (=)	273.1	342.1	908.3	1,081.9	1,131.0	1,304.6
Net sales (/)	1,523.8	1,783.5	4,713.5	5,453.8	6,222.5	6,962.9
EBITDA margin (=)	17.9%	19.2%	19.3%	19.8%	18.2%	18.7%

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin
Millions of Euro

	3Q 2011(1)(2)	3Q 2012	9M 2011(1)(2)	9M 2012(2)	FY 2011(1)(2)	LTM September 30, 2012

Adjusted Net income/(loss) (+)	106.1	138.6	382.9	480.2	455.6	552.9
Net income attributable to non-controlling interest (+)	1.1	0.5	5.2	3.6	6.0	4.4
Adjusted provision for income taxes (+)	60.9	76.4	208.1	261.0	247.4	300.3
Other (income)/expense (+)	29.3	33.4	85.4	95.0	111.9	121.5
Adjusted depreciation & amortization (+)	78.6	93.2	229.5	263.9	315.0	349.3

Adjusted EBITDA (=)	276.0	342.1	911.1	1,103.6	1,135.9	1.328.4
Net sales (/)	1,523.8	1,783.5	4,713.5	5,453.8	6,222.5	6,962.9
Adjusted EBITDA margin (=)	18.1%	19.2%	19.3%	20.2%	18.3%	19.1%

(1)
The adjusted figures exclude the following measures:

(a)an extraordinary gain of approximately Euro 21 million (for the three and nine months ended September 30, 2011) and Euro 19 million (for the year 2011) related to the acquisition, in 2009, of a 40 percent stake in Multiopticas Internacional;

(b)non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12 million, including the adjustment relating to the grant of treasury shares to Group employees; and

(c)non-recurring restructuring and start-up costs in the Retail Division of approximately €11.8 million (for the three and nine months ended September 30, 2011) and Euro 11.2 million (for the year 2011);

(2)
non-recurring OPSM re-organization costs for approximately Euro 9.6 million in 2011 and Euro 21.7 million in 2012.

Free Cash Flow

        Free cash flow represents net income before non controlling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow
Millions of Euro

9M 2012

Adjusted EBITDA(1)	1,104
Δ working capital	(144)
Capex	(225)

Operating cash flow	734
Financial charges(2)	(91)
Taxes	(152)
Other—net	(3)

Free cash flow	487

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Non-IFRS Measure: Free cash flow
Millions of Euro

3Q 2012

EBITDA(1)	342
Δ working capital	85
Capex	(79)

Operating cash flow	348
Financial charges(2)	(30)
Taxes	(44)
Other—net	(3)

Free cash flow	271

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA
Millions of Euro

	Sept 30, 2012		Dec. 31, 2011

Long-term debt	2,398.8		2,244.6
(+)
Current portion of long-term debt	401.0		498.3
(+)
Bank overdrafts	113.7		193.8
(+)
Cash	(1,026.0)		(905.1)
(-)
Net debt	1,887.4		2,031.6
(=)
LTM EBITDA	1,304.6		1,131.0
Net debt/EBITDA	1.4	x	1.8	x
Net debt @ avg. exchange rates(1)	1,887.4		1,944.4
Net debt @ avg. exchange rates(1)/EBITDA	1.4	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA
 Millions of Euro

	Sep 30, 2012(2)		Dec. 31, 2011(2)

Long-term debt	2,398.8		2,244.6
(+)
Current portion of long-term debt	401.0		498.3
(+)
Bank overdrafts	113.7		193.8
(+)
Cash	(1,026.0)		(905.1)
(-)
Net debt	1,887.4		2,031.6
(=)
LTM Adjusted EBITDA	1,328.4		1,135.9
Net debt/LTM Adjusted EBITDA	1.4	x	1.8	x
Net debt @ avg. exchange rates(1)	1,887.4		1,944.4
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.4	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude the following measures:

(a)
an extraordinary gain of approximately Euro 21 million (Euro 19 million as of December 31, 2011) related to the acquisition, in 2009, of a 40 percent stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately €12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11.8 million (Euro 11.2 million as of December 31, 2011); and

(d)
non-recurring OPSM reorganization costs of approximately Euro 9.6 million as of December 31, 2011 and Euro 21.7 million in 2012.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro)

	Note reference	September 30, 2012 (unaudited)	Of which related parties (note 30)	December 31, 2011 (audited)	Of which related parties (note 28)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,026,050	—	905,100	—
Accounts receivable	7	829,449	1,445	714,033	4,168
Inventories	8	707,042	—	649,506	—
Other assets	9	204,563	1,361	230,850	—

Total current assets		2,767,104	2,807	2,499,489	4,168
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,174,773	—	1,169,066	—
Goodwill	11	3,193,041	—	3,090,563	—
Intangible assets	11	1,370,114	—	1,350,921	—
Investments	12	12,217	4,580	8,754	391
Other assets	13	133,116	2,904	147,625	2,358
Deferred tax assets	14	230,380	—	202,206	—

Total non-current assets		6,113,640	7,484	5,969,135	2,749

TOTAL ASSETS		8,880,744	10,290	8,468,624	6,917

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	113,685	—	193,834	—
Current portion of long-term debt	16	401,029	—	498,295	—
Accounts payable	17	567,871	6,311	608,327	18,004
Income taxes payable	18	133,037	—	39,859	—
Short term provisions for risks and other charges	19	63,182	—	53,337	—
Other liabilities	20	630,897	50	579,595	2,568

Total current liabilities		1,909,701	6,360	1,973,247	20,572
NON-CURRENT LIABILITIES:
Long-term debt	21	2,398,752	—	2,244,583	—
Employee benefits	22	200,878	—	197,675	—
Deferred tax liabilities	23	272,517	—	280,842	—
Long term provisions for risks and other charges	24	98,347	—	80,400	—
Other liabilities	25	53,524	—	66,756	—

Total non-current liabilities		3,024,019	—	2,870,256	—
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	26	3,935,349	—	3,612,928	—
Non-controlling Interests	27	11,676	—	12,192	—

Total stockholders' equity		3,947,025	—	3,625,120	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,880,744	6,360	8,468,624	20,572

CONSOLIDATED STATEMENT OF INCOME
(Amounts in thousands of Euro)(1)

	Note reference	Nine months ended September 30, 2012 (unaudited)	Of which related parties (note 30)	Nine months ended September 30, 2011 (unaudited)	Of which related parties (note 30)

Net sales	28	5,453,844	1,341	4,713,453	5,861
Cost of sales	28	1,825,197	31,756	1,621,782	32,929
of which non—recurring	34	1,363	—	—	—

Gross profit		3,628,648	(30,416)	3,091,671	(27,069)

Selling	28	1,706,326	—	1,485,787	9
of which non—recurring	34	17,345	—	6,975	—
Royalties	28	97,454	840	80,122	581
Advertising	28	345,430	56	306,771	69
of which non—recurring	34	—	—	5,700	—
General and administrative	28	661,408	27	540,220	126
of which non—recurring	34	3,031	—	(9,841)	—
Total operating expenses		2,810,618	923	2,412,900	785

Income from operations		818,029	(31,339)	678,771	(27,854)

Other income/(expense)
Interest income	28	14,795	—	10,393	—
Interest expense	28	(106,166)	—	(89,809)	—
Other—net	28	(3,651)	2	(5,947)	(13)

Income before provision for income taxes		723,008	(31,337)	593,408	(27,867)

Provision for income taxes	28	(254,438)	—	(200,211)	—
of which non—recurring	34	(6,522)	—	(7,884)	—

Net income		468,570	—	393,198	—

Of which attributable to:
—Luxottica Group stockholders		464,938	—	387,963	—
—Non-controlling interests		3,632	—	5,235	—

NET INCOME		468,570	—	393,198	—

Weighted average number of shares outstanding:
Basic		464,002,373	—	460,249,023	—
Diluted		466,184,724	—	462,121,938	—
EPS:
Basic		1.00	—	0.84	—
Diluted		1.00	—	0.84	—

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro)

		Nine months ended September 30, 2012 (unaudited)	Nine months ended September 30, 2011 (unaudited)

Net income		468,570	393,198
Other comprehensive income:
Cash flow hedge—net of tax of Euro 6.2 million and 8.2 million as of September 30, 2012 and September 30, 2011, respectively		12,830	15,725
Currency translation differences		10,954	(67,071)
Actuarial loss on defined benefit plans—net of tax of Euro 16.3 million and Euro 0.0 million as of September 30, 2012 and September 30, 2011	22	(19,160)	(74)

Total other comprehensive income—net of tax		4,624	(51,420)

Total comprehensive income for the period		473,194	341,777

Attributable to:
—Luxottica Group stockholders' equity		469,178	336,460
—Non-controlling interests		4,016	5,317

Total comprehensive income for the period		473,194	341,777

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)
(Amounts in thousands of Euro, except share data)

	Capital stock
							Translation of foreign operations and other
	Number of shares	Amount	Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve		Treasury shares	Stockholders' equity	Non-controlling interests
	Note 26									Note 27
Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Total Comprehensive Income as of September 30, 2011	—	—	—	—	403,613	—	(67,153)	—	336,460	5,317

Exercise of Stock Options	971,823	58	—	14,147	—	—	—	—	14,205	—
Non-cash Stock based compensation net of tax effect of Euro 2.4 million	—	—	—	—	—	33,986	—	—	33,986	—
Investment in Treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Change in consolidation perimeter	—	—	—	—	(492)	—	—	—	(492)	(1,243)
Dividends (0.44 Euro per ordinary share)	—	—	—	—	(202,524)	—	—	—	(202,524)	(3,902)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of September 30, 2011	467,049,033	28,022	5,600	232,970	3,330,362	193,170	(239,584)	(123,002)	3,427,537	13,201

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of September 30, 2012	—	—	—	—	458,608	—	10,570	—	469,178	4,016

Exercise of Stock Options	3,140,020	188	—	46,717	—	—	—	—	46,905	—
Non-cash Stock based compensation	—	—	—	—	—	28,636	—	—	28,636	—
Excess tax benefit on Stock Options	—	—	—	5,088	—	—	—	—	5,088	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in consolidation perimeter	—	—	—	—	—	—	—	—	—	22
Dividends (0.49 Euro per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,555)
Allocation of Legal Reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of September 30, 2012	470,491,697	28,229	5,623	288,820	3,561,641	232,375	(89,410)	(91,929)	3,935,349	11,676

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro)

	Note reference	September 30, 2012 (unaudited)	September 30, 2011 (unaudited)

Income before provision for income taxes		723,008	593,408
Stock-based compensation	35	28,636	36,383
Depreciation and amortization	10/11	263,861	229,500
Net loss fixed assets and other	10	27,389	6,170
Financial charges		106,166	89,809
Other non-cash items(*)		12,886	(21,043)
Changes in accounts receivable		(103,703)	(40,841)
Changes in inventories		(35,272)	(23,698)
Changes in accounts payable		(59,605)	(78,134)
Changes in other assets/liabilities		(6,063)	(31,134)
Total adjustments		234,295	167,012
Cash provided by operating activities		957,303	760,420
Interest paid		(86,197)	(83,557)
Tax paid		(152,439)	(129,894)
Net cash provided by operating activities		718,667	546,969
Property, plant and equipment:
—Additions	10	(150,508)	(197,559)
Purchases of businesses—net of cash acquired(**)	4	(81,198)	(85,248)
Additions to intangible assets	11	(80,711)	—

Cash used in investing activities		(312,417)	(282,807)

(*)
Other non-cash items include the non-recurring expense related to the reorganization of the Australian retail business of Euro 14.3 million (Euro 0.0 million in 2011), and other non-cash items of Euro (1.4) million (Euro 21.0 million in 2011, due to the extraordinary gain related to the acquisition, in 2009, of a 40 percent stake in Multiopticas Internacional).

(**)
In the first nine months of 2012, purchases of businesses—net of cash acquired include the purchase of 80 percent of Tecnol for Euro 52.2 million, the purchase of the retail chain in Spain for Euro 21.9 million and other acquisitions for Euro 7.1 million. For the same period of 2011, purchases of businesses—net of cash acquired include (i) the purchase of 57 percent of MOI for Euro 54.2 million, (ii) two retail chains in Mexico for Euro 19.4 million, (iii) of one retail chain in Australia for Euro 6.3 million and (iv) other acquisitions for Euro 5.3 million.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro)

	Note reference	September 30, 2012 (unaudited)	September 30, 2011 (unaudited)

Long-term debt:
—Proceeds	21	512,912	—
—Repayments	21	(532,439)	(160,112)
Short-term debt:
—Proceeds		—	35,752
—Repayments		(81,482)	—
Exercise of stock options	26	46,906	14,205
Sale of treasury shares		—	(10,473)
Dividends	32	(231,941)	(206,427)

Cash used in financing activities		(286,044)	(327,055)

Increase (decrease) in cash and cash equivalents		120,206	(62,893)

Cash and cash equivalents, beginning of the period		905,100	679,852

Effect of exchange rate changes on cash and cash equivalents		743	(10,604)

Cash and cash equivalents, end of the period		1,026,050	606,355

Luxottica Group S.p.A.

Headquarters and registered office    •    Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,229,501.82
authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of SEPTEMBER 30, 2012
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on October 25, 2012, approved the Group's interim condensed consolidated financial statements as of September 30, 2012 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2011, which were prepared in accordance with IFRS.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of September 30, 2012.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2011, except as described in Note 3 "New Accounting Principles", and taxes on income which are accrued using the tax rate that would be applicable to expected total annual profit.

        In particular, this Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern.

        The consolidated financial statements in this Financial Report are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of stockholders' equity, the consolidated

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

statements of cash flows and these Notes to the Interim Consolidated Financial Statements as of September 30, 2012.

        The Group also applied the CONSOB resolution n. 15519 of July 19, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        In order to provide the reader of this Financial Report with a meaningful comparison of the information included in the consolidated financial statements as of September 30, 2012, the Group implemented certain changes reflected in the Consolidated Statement of Financial Position. Certain prior year comparative information in the financial statements and notes has been reclassified to conform to the current year presentation.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenues, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations must be adopted in the first interim financial statements issued after the applicable effective date. There are no new IFRSs or IFRICs (International Financial Reporting Interpretations Committee) that are effective for the first time for this interim period that would be expected to have a material impact on the Group.

        In addition to the new accounting principles indicated in Note 3 "New Accounting Principles" of the notes to the consolidated financial statements as of December 31, 2011, on May 17, 2012 the IASB issued the Improvements to IFRS, which are summarized below. The amendments have not yet been endorsed by the European Union as of the date this Financial Report was authorized for issuance. The amendments are applicable to reporting periods beginning on or after January 1, 2013. Early adoption is permitted, however the Group has not elected to early adopt any of the following:

  •
  Amendment to IFRS 1—"First time adoption of IFRS." The amendment clarifies that an entity may apply IFRS 1 more than once under certain circumstances. An entity that previously applied IFRS but then stopped is permitted but not required to apply IFRS 1 when it recommences applying IFRS;

  •
  Amendment to IFRS 1—"First time adoption of IFRS." The amendment clarifies that an entity can choose to adopt IAS 23, "Borrowing costs", either from its date of transition or from an earlier date;

  •
  Amendment to IAS 1—"Presentation of Financial Statements." The amendment clarifies the disclosure requirements for comparative information when an entity provides a third balance

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

3.  NEW ACCOUNTING PRINCIPLES (Continued)

    sheet either as required by IAS 8, "Accounting policies, changes in accounting estimates and errors" or voluntarily;

  •
  Amendment to IFRS 1 as a result of the above amendment to IAS 1. The consequential amendment clarifies that a first-time adopter should provide the supporting notes for all statements presented;

  •
  Amendment to IAS 16—"Property, Plant and Equipment." The amendment clarifies that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they are used for longer than one period;

  •
  Amendment to IAS 32—"Financial Instruments Presentation." The amendment clarifies the treatment of income tax relating to distributions and transaction costs. Income taxes related to distributions are to be recognized in the income statement, and income taxes related to the costs of equity transactions are to be recognized in equity;

  •
  Amendment to IAS 34—"Interim Financial Reporting." The amendment clarifies that a measure of total assets and liabilities is required for an operating segment in interim financial statements if such information is regularly provided to the Chief Operating Decision Maker and there has been a material change in those measures since the most recent annual financial statements.

  •
  Amendment to IAS 19—"Employee Benefits." The European Union has published a Commission Regulation endorsing the amendment to IAS 19 "Employee Benefits" published by the IASB on June 16, 2011. The amendment to IAS 19 is applicable from January 1, 2013 and requires retrospective application in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors." The amendment requires that actuarial gains and losses on defined benefit plans (e.g. TFR) be recognized in other comprehensive income, eliminating the other options previously permitted, including the possibility for recognition directly within the income statement. In addition, interest costs and expected return on plan assets will be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset) that is classified as finance expense or income. The Group has yet to assess the full impact of these amendments.

4.  BUSINESS COMBINATIONS

        On January 20, 2012, the Group successfully completed the acquisition of 80 percent of share capital of the Brazilian entity Grupo Tecnol Ltd ("Tecnol"). The consideration paid for the 80 percent was approximately 143.7 million Brazilian Reais (approximately Euro 58.4 million). Additionally the Group assumed Tecnol net debt amounting to approximately Euro 31.0 million. The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America. The remaining 20 percent was acquired on October 15, 2012.

        The Company uses various methods to calculate the fair value of the Tecnol assets acquired and the liabilities assumed. Tecnol assets and liabilities have been calculated on an estimated basis, since, as of the date of this Financial Report was authorized for issuance; certain valuation processes have not been concluded. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

4.  BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid for 80 percent of share capital of Tecnol	58,385
Payable for the acquisition of the residual 20 percent	15,632

Total consideration	74,016

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	6,191
Accounts receivable*	12,431
Inventory	19,699
Other current receivables	4,745
Fixed assets	9,903
Trademarks and other intangible assets	39,210
Other long term receivables	3,389
Accounts payable	(2,890)
Other current liabilities	(22,872)
Income tax payable	(440)
Long-term debt	(31,256)
Deferred income tax payable	(12,475)
Provisions for risks	(24,411)
Other long-term liabilities	(2,036)

Total net identifiable assets	(814)

Provisional goodwill	74,830

Total	74,016

*
Accounts receivable are presented net of a bad debt provision of Euro 0.9 thousand .

        The above-mentioned goodwill is mainly related to the expected growth of Tecnol, taking into account the Group's strategy of expanding its wholesale business in South America. Acquisition related costs were approximately Euro 1.2 million.

        On July 31, 2012, the Group successfully completed the acquisition of more than 120 sun specialty stores branded with the Sun Planet trademark in Spain and Portugal. The acquisition was previously announced on May 17, 2012.

        In 2011, Luxottica acquired the Sun Planet retail chain in Latin America, which was part of Multiopticas Internacional, from the same seller. The transaction involved an enterprise value of Euro 23.8 million. Over time, the stores will be rebranded under the Sunglass Hut brand, Luxottica's main sunglass specialty chain. Sun Planet operates approximately 90 sunglass retail locations in Spain and 30 in Portugal, mainly in select malls and tourist destinations.

        The Company uses various methods to calculate the fair value of the Sun Planet assets acquired and the liabilities assumed. Sun Planet assets and liabilities have been calculated on an estimated basis, since, as of the date this Financial Report was authorized for issuance, certain valuation processes have

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

4.  BUSINESS COMBINATIONS (Continued)

not been concluded. The difference between the consideration paid and the net asset acquired was provisionally recorded as goodwill. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date.

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid for the share capital of Sun Planet	23,839
Total consideration	23,839

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	1,893
Accounts receivable-net	289
Inventory	2,186
Other current receivables	319
Fixed assets	2,660
Trademarks and other intangible assets	238
Other long term receivables	733
Deferred income tax receivable	948
Accounts payable	(3,113)
Other current liabilities	(1,170)
Income tax payable	70
Total net identifiable assets	5,053

Non-controlling interest	(22)
Provisional goodwill	18,808
Total	23,839

5.  SEGMENT REPORTING

        In accordance with IFRS 8—Operating Segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

5.  SEGMENT REPORTING (Continued)

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(Amounts in thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Nine months ended September 30, 2012 (unaudited)
Net sales(a)	2,161,769	3,292,075	—	5,453,844
Income from operations(b)	505,403	438,805	(126,179)	818,029
Capital expenditures(1)	90,481	153,220	—	243,701
Depreciation and amortization	79,168	119,833	64,860	263,861
Nine months ended September 30, 2011 (unaudited)
Net sales(a)	1,900,165	2,813,288	—	4,713,453
Income from operations(b)	441,246	342,133	(104,609)	678,771
Capital expenditures	71,014	126,545	—	197,560
Depreciation and amortization	62,205	107,136	60,159	229,500

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third- party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

        1  Capital expenditures in 2012 include capital leases of the Retail Division of Euro 18.7 million. Capital expenditures excluding the above-mentioned additions were Euro 224.9 million.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Cash at bank and post office	1,016,145	891,406
Checks	5,908	9,401
Cash and cash equivalents on hand	3,997	4,293

Total	1,026,050	905,100

7.  ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts receivable	867,613	749,992
Bad debt fund	(38,164)	(35,959)

Total	829,449	714,033

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8.  INVENTORIES

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Raw materials	160,945	128,909
Work in process	58,735	49,018
Finished goods	594,513	562,141
Less: inventory obsolescence reserves	(107,151)	(90,562)

Total	707,042	649,506

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

9.  OTHER ASSETS

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Sales taxes receivable	24,742	18,785
Short-term borrowing	969	1,186
Accrued income	2,369	1,573
Other financial assets	40,307	38,429
Total financial assets	68,387	59,973
Income taxes receivable	15,664	59,795
Advances to suppliers	19,157	12,110
Prepaid expenses	80,286	69,226
Other assets	21,069	29,746
Total other assets	136,176	170,877

Total other current assets	204,563	230,850

        Other financial assets included amounts (i) recorded in the North American Retail Division of Euro 12.0 million as of September 30, 2012 and Euro 13.2 million as of December 31, 2011, respectively, (ii) recorded in Oakley of Euro 6.6 million (Euro 5.4 million as of December 31, 2011), and (iii) derivative financial assets of Euro 4.9 million as of September 30, 2012 and Euro 0.7 million as of December 31, 2011 respectively. The remaining portion of the balance is distributed among the Group's various subsidiaries.

        The decrease in income tax receivable is mainly due to the utilization, in 2012, by certain U.S. subsidiaries of the receivable balance as of December 31, 2011.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first nine months of 2012 are illustrated below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	42,084	78,578	—	48,616	169,278
Decreases	(12,712)	—	—	(14,677)	(27,389)
Business Combinations	982	9,203	—	2,709	12,894
Translation differences and other	8,180	10,351	—	(12,147)	6,384
Depreciation expense	(41,458)	(69,747)	(1,169)	(43,087)	(155,461)

Balance as of September 30, 2012	491,918	398,422	28,142	256,291	1,174,773

Historical cost	928,201	1,081,508	38,087	589,992	2,637,788
Accumulated depreciation	(436,283)	(683,086)	(9,945)	(333,701)	(1,463,015)

Balance as of September 30, 2012	491,918	398,422	28,142	256,291	1,174,773

        Depreciation of Euro 155.5 million (Euro 165.6 million in the same period in 2011) was included in the consolidated statement of income as follows: (i) cost of sales (Euro 53.2 million, compared to Euro 45.8 million in the same period in 2011), (ii) selling expenses (Euro 82.6 million, compared to Euro 79.2 million in the same period in 2011), (iii) advertising expenses (Euro 2.9 million, compared to Euro 3.3 million in the same period in 2011) and (iv) general and administrative expenses (Euro 16.8 million, compared to Euro 37.4 million in the same period in 2011).

        Capital expenditures mainly relate to routine technology upgrades to the manufacturing structure, opening of new stores and the remodeling of older stores whose leases were extended during the period.

        Other equipment includes assets under construction of Euro 47.9 million at September 30, 2012 (Euro 54.5 million at December 31, 2011), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 162.5 million and Euro 230.4 million at September 30, 2012 and December 31, 2011, respectively.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first nine months of 2012 are illustrated below:

(thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization	—	(660,958)	(68,526)	(7,491)	(205,026)	(942,001)

Balance as of January 1, 2012	3,090,563	915,050	161,208	14,690	259,973	4,441,484

Increases	—	115	—	—	83,101	83,216
Decreases	—	—	—	—	(676)	(676)
Intangible assets from business acquisitions	96,389	12,311	22,276	—	4,854	135,830
Translation differences and other	6,089	7,922	(348)	18	(1,981)	11,699
Amortization expense	—	(53,287)	(11,619)	(840)	(42,654)	(108,400)

Balance as of September 30, 2012	3,193,041	882,111	171,517	13,868	302,617	4,563,155

Of which
Historical cost	3,193,041	1,588,946	252,878	22,196	532,588	5,589,650
Accumulated amortization	—	(706,836)	(81,361)	(8,328)	(229,971)	(1,026,495)

Balance as of September 30, 2012	3,193,041	882,111	171,517	13,868	302,617	4,563,155

        The increase in goodwill and intangible assets from business acquisitions mainly relates to the acquisition of Tecnol in January 2012, which accounts for Euro 74.8 million and Euro 39.2 million of the increase in goodwill and intangible assets, respectively and Sun Planet in July 2012, which accounts for Euro 18.8 million and Euro 0.2 million of the increase in goodwill and intangible assets, respectively . For additional details on the acquisition please refer to Note 4—"Business Combinations."

        The increase in other intangible assets mainly refers to the continued roll-out of a new IT platform, which was originally introduced in 2008.

12.  INVESTMENTS

        This item amounted to Euro 12.2 million (Euro 8.8 million at December 31, 2011) and mainly included the investment in the associate company Eyebiz Laboratories Pty Limited of Euro 4.6 million (Euro 4.0 million at December 31, 2011) and other minor investments.

13.  OTHER ASSETS

        Other non-current assets amounted to Euro 133.1 million (Euro 147.6 million at December 31, 2011) and were primarily comprised of security deposits of Euro 34.5 million (Euro 32.9 million at December 31, 2011) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 74.7 million (Euro 88.3 million at December 31, 2011).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

14.  DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 230.4 million (Euro 202.2 million at December 31, 2011). Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges.

LIABILITIES AND STOCKHOLDERS' EQUITY

15.  SHORT-TERM BORROWINGS

        Bank overdrafts at September 30, 2012 reflected bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17.  ACCOUNTS PAYABLE

        Accounts payable consists of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts payable	388,659	452,546
Invoices to be received	179,212	155,781

Total	567,871	608,327

18.  INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Current year income taxes payable fund	158,494	59,310
Income taxes advance payment	(25,457)	(19,451)

Total	133,037	39,859

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	1,084	4,971	(48)	21,018	14,937	41,962
Decreases	(4,294)	(5,522)	(133)	(7,146)	(12,915)	(30,009)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	25	105	7	(184)	(2,061)	(2,107)

Balance as of September 30, 2012	1,715	5,174	1,622	23,615	31,056	63,182

        Other risks mainly includes provisions for licensing expenses and advertising expenses required by existing license agreements of Euro 15.2 million (Euro 10.9 million as of September 30, 2011), which are based upon advertising expenses that the Group is required to incur under the license agreements, and accruals related to the reorganization of the retail business in Australia of Euro 3.9 million (for further details please refer to note 34 "Non-recurring transactions").

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

20.  OTHER LIABILITIES

(Amounts in thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Premiums and discounts to suppliers	56,940	47,519
Sales commissions	1,101	904
Leasing rental	25,065	23,181
Insurance	10,013	9,893
Sales taxes payable	44,694	31,740
Salaries payable	235,225	204,481
Due to social security authorities	31,181	28,678
Sales commissions payable	9,246	9,733
Royalties payable	2,449	2,218
Derivative financial liabilities	2,044	15,824
Other financial liabilities	165,799	148,905

Total financial liabilities	583,756	523,075

Deferred income	2,561	3,626
Advances from customers	38,951	47,501
Other liabilities	5,628	5,393

Total liabilities	47,140	56,520

Total other current liabilities	630,897	579,595

21.    LONG-TERM DEBT

        The long-term debt is as follows (amount in thousands of Euro):

(thousands of Euro)	As of September 30, 2012 (unaudited)	As of December 31, 2011 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	397,544	487,363
Senior unsecured guaranteed notes (b)	1,742,253	1,226,246
Credit agreement with various financial institutions for Cole acquisition (c)	220,717	225,955
Credit agreement with various financial institutions for Oakley acquisition (d)	375,181	772,743
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	64,086	30,571

Total	2,799,781	2,742,878

Less: Current maturities	(401,029)	(498,295)

Long-Term Debt	2,398,752	2,244,583

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

        Please refer to the schedules below for the roll-forward of long term debts as of September 30, 2012 and 2011:

	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions for Cole acquisition (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2012	487,363	1,226,246	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	44,201	544,201
Repayments	(90,000)	—	(6,041)	(411,868)	(36,533)	(544,442)
loans assumed in business combinations	—	—	—	—	30,981	30,981
Amortization of fees and interests	182	15,543	386	55	(4,678)	11,488
Foreign translation difference	—	464	214	14,251	(253)	14,676
Balance as of September 30, 2012	397,545	1,742,252	220,514	375,181	64,289	2,799,781

	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions for Cole acquisition (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2011	545,552	943,112	242,236	897,484	4,252	2,632,636

Proceeds from new and existing loans	—	—	—	—	—	—
Repayments	(30,000)	—	(22,645)	(106,649)	(818)	(160,112)
Loans assumed in business combinations	—	—	—	—	5,146	5,146
Amortization of fees and interests	1,570	10,102	217	188	—	12,077
Foreign translation difference	—	(3,813)	(3,487)	(13,813)	9,715	(11,398)

Balance as of September 30, 2011	517,122	949,401	216,321	777,209	18,295	2,478,349

          (a)   On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility requires repayments of equal quarterly installments of Euro 30.0 million of principal which started on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.225 percent as of September 30, 2012). As of September 30, 2012, Euro 100.00 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012.

        In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The notional amounts of the Intesa Swaps decreases on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (1.375 percent as of September 30). As of September 30, 2012, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012.

        On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012.

        On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). On March 9, 2012, Standard & Poor's assigned the notes a credit rating of BBB+.

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million of senior unsecured guaranteed notes ("Series I"). Interest on the Series I Notes accrues at 4.35 percent per annum. The Series I Notes mature on December 15, 2021. The Series I Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012.

        On March 19, 2012, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond March 19, 2019) for an aggregate principal amount of Euro 500.0 million. The notes mature on March 19, 2019 and interest accrues at 3.625 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0758640279). On March 19, 2012, Standard & Poor's assigned the notes a credit rating of BBB+.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million equivalent multi currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2012 was 0.471 percent for Tranche B. The Company cancelled Tranche C effective April 27, 2012. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012. Under this credit facility, Euro 220.4 million was borrowed as of September 30, 2012.

        During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps have expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps swap the LIBOR floating rate for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan (with an original principal balance of $500 million which was repaid and cancelled as of December 31, 2011) for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.708 percent for Facility D and 0.718 percent for Facility E on September 30, 2012). The final maturity of loan was scheduled as of October 12, 2012. In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. On July 12, 2012, the Group repaid three months prior to maturity (scheduled for October 12, 2012) a part of Tranche E (equivalent to U.S. $246 million) and a part of Tranche D (equivalent to U.S. $169 million) for a total of U.S. $415 million. These credit facilities contain certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012. U.S. $485 million was borrowed under this credit facility as of September 30,2012.

        During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps expired on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

        During the fourth quarter of 2008 and the first quarter of 2009, U.S. Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which began decreasing by U.S. $50.0 million every three months on April 12, 2011. The final maturity of these swaps was October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchanged the floating rate of LIBOR for an average fixed rate of 2.896 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

        (e)   On April 17, 2012, the Company entered into a Euro 500 million revolving credit facility, guaranteed by its subsidiary, Luxottica S.r.l with Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.a. as lenders and with Unicredit AG Milan Branch as agent. The final maturity of the credit facility is March 10, 2017. As of September 30, 2012, there are no amounts outstanding under the new revolving credit facility. The credit facility contains certain financial and operating covenants. The Group was in compliance with those covenants as of September 30, 2012.

        Long-term debt, including capital lease obligations, as of September 30, 2012 matures as follows:

(thousands of Euro)

2012	35,449
2013	745,277
2014	300,000
2015	598,221
2016 and subsequent years	1,105,027
Effect deriving from the adoption of the amortized cost method	15,807

Total	2,799,781

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of SEPTEMBER 30, 2012
(UNAUDITED)

21.    LONG-TERM DEBT (Continued)

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	September 30, 2012 unaudited	December 31, 2011 audited

A	Cash and cash equivalents	6	1,026,050	905,100
B	Other availabilities		—	—
C	Hedging instruments on foreign Exchange rates	9	4,941	668
D	Availabilities (A) + (B) + (C)		1,030,991	905,768
E	Current Investments		—	—
F	Bank overdrafts	15	113,685	193,834
G	Current portion of long-term debt	16	401,029	498,295
H	Hedging instruments on foreign Exchange rates	20	1,012	234
I	Hedging instruments on interest rates	20	1,364	12,168
J	Current Liabilities (F) + (G) + (H) + (I)		517,090	704,531
K	Net Liquidity (J) – (E) – (D)		(513,901)	(201,237)
L	Long-term debt	21	656,499	1,018,337
M	Notes payables	21	1,742,253	1,226,246
N	Hedging instruments on interest rates	25	230	8,550
O	Total Non-Current Liabilities (L) + (M) + (N)		2,398,982	2,253,133
P	Net Financial Position (K) + (O)		1,885,081	2,051,896

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

	September 30, 2012	December 31, 2011

Net Financial Position, as presented in the notes	1,885,081	2,051,896

Hedging instruments on foreign exchange rates	4,941	668
Hedging instruments on interest rates—ST	(1,364)	(12,168)
Hedging instruments on foreign exchange rates	(1,012)	(234)
Hedging instruments on interest rates—LT	(230)	(8,550)

Net Financial Position	1,887,416	2,031,612

        Our net financial position with respect to related parties is not material.

22.    EMPLOYEE BENEFITS

        This item amounted to Euro 200.9 million as of September 30, 2012 (Euro 197.7 million at December 31, 2011). This item primarily includes liabilities related to the post-employment benefits of our Italian employees of Euro 40.0 million (Euro 37.7 million as of December 31, 2011) and U.S. employees of Euro 146.8 million (Euro 147.2 million as of December 31, 2011).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

23.    DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 272.5 million and Euro 280.8 million as of September 30, 2012 and December 31, 2011, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of Property, plant and equipment and intangible assets.

24.  NON CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	2,030	5,155	—	528	7,712
Decreases	(2,196)	(4,520)	(9,609)	(475)	(16,800)
Business Combinations	—	—	17,332	9,148	26,481
Translation difference and other movements	(53)	(74)	732	(51)	555

Balance as of September 30, 2012	8,379	24,324	44,852	20,793	98,347

        Other risks mainly includes (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.7 million (Euro 7,0 million as of September 30, 2011) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 2.9 million (Euro 2.3 million as of September 30, 2011).

        The tax and various risk provisions related to Business Combinations refer to Tecnol (Please refer to Note 4 "Business Combinations" for further details).

25.  OTHER NON CURRENT LIABILITIES

        Other long term liabilities total Euro 53.5 million (Euro 66.8 million as of December 31, 2011).

        Other long term payables mainly include other long-term liabilities of the North America Retail operations of Euro 41.7 million (Euro 49.1 million as of December 31, 2011) and the long-term portion of the liability related to derivative contracts of Euro 0.2 million (Euro 8.6 million as of December 31, 2011).

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at September 30, 2012 amounted to Euro 28,229,501.82 and was comprised of 470,491,697 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2012, the capital stock amounted to Euro 28,041,100.62 and was comprised of 467,351,677 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 3,140,020 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 188,401.20 in the first nine months of 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        The options exercised included 138,100 from the 2003 grant, 470,800 from the 2004 grant, 100,000 from the 2004 performance grant, 355,756 from the 2005 grant, 583,230 from the 2008 grant, 360,700 from the ordinary 2009 plan and 1,131,434 from the 2009 plan—reassignment of the 2006 and 2007 plans.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases in connection with the issuance and exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 91.9 million as of September 30, 2012 (Euro 117.4 million as of December 31, 2011). The decrease of Euro 25.5 million was due to grants to certain top executives of approximately 1.5 million of treasury shares as a result of the achievement of the financial targets identified by the Board of Directors for 2009 PSP. As a result of the above mentioned grant, the treasury shares reduced from 6,186,425 as of December 31, 2011 to 4,681,025 as of September 30, 2012.

27.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 11.7 million and Euro 12.2 million at September 30, 2012 and December 31, 2011, respectively. The decrease is mainly attributable to the net income of the period of Euro 3.6 million offset by the dividend distributed in the period to the non—controlling interests of Euro 4.6 million.

28.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of September 30, 2012 (unaudited).

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

29.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 284.9 million as of September 30, 2012 and Euro 359.5 million as of December 31, 2011.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,066.9 million as of September 30, 2012 and Euro 1,255.9 million as of December 31, 2011.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 75.7 million as of September 30, 2012 and Euro 60.5 million as of December 31, 2011.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At September 30, 2012, the Group's maximum liability amounted to Euro 2.8 million (Euro 3.3 million at December 31, 2011).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.2 million (U.S. $1.5 million) at September 30, 2012 (Euro 1.4 million at December 31, 2011). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Credit lines

        As of September 30, 2012 and as of December 31, 2011, the Company had unused short-term lines of credit of approximately Euro 742.5 million and Euro 747.9 million, respectively.

        The Company and its wholly-owned Italian subsidiaries maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 402.3 million. These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At September 30, 2012, these credit lines were not utilized.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

29.  COMMITMENTS AND RISKS (Continued)

        U.S. Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 128.3 million (U.S. $165.9 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At September 30, 2012, they were not used and there were Euro 35.4 million in aggregate face amount of standby letters of credit outstanding under these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

30.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid BBG Euro 0.5 million in the first nine months of 2012 and 2011.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à r.l. a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first nine months of 2012, 3.5 million rights were exercised as part of this plan. In the same period of 2011, 720 thousand rights were exercised. There were approximately 3.8 million options outstanding as of September 30, 2012.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

30.  RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of September 30, 2012 and September 30, 2011 is provided below:

As of September 30, 2012 Related parties (Amounts in thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	—	470	14	91
Eyebiz Laboratories Pty Limited	778	31,627	9,708	6,152
Others	565	583	568	117

Total	1,343	32,680	10,290	6,360

As of September 30, 2011 Related parties (Amounts in thousands of Euro)	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	—	418	190	181
Multiopticas Internacional SL	4,749	25	1,584	2,465
Eyebiz Laboratories Pty Limited	690	32,755	2,585	13,098
Others	421	529	180	121

Total	5,861	33,727	4,540	15,865

        Total remuneration due to key managers in the first nine months of 2012 amounted to approximately Euro 35.8 million (Euro 30.5 million at September 30, 2011).

31.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended September 30, 2012 and 2011, amounting to Euro 464.9 million and Euro 388.0 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first nine months of 2012 amounted to Euro 1.00, compared to Euro 0.84 in the same period in 2011. Diluted earnings per share in the first nine months of 2012 amounted to Euro 1.00, compared to Euro 0.84 in the same period in 2011.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

31.  EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of September 30,
	2012	2011

Weighted average shares outstanding—basic	464.002.373	460,249,023
Effect of dilutive stock options	2.182.351	1,872,916
Weighted average shares outstanding—dilutive	466.184.724	462.121.938
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11.408.350	13.580.120

32.  DIVIDENDS

        In May 2012, the Company distributed an aggregate of Euro 227.4 million in dividends to its stockholders equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests in the first nine months of 2012 totaled Euro 4.6 million. In May 2011, the Company distributed an aggregate of Euro 202.5 million in dividends to its stockholders equal to Euro 0.44 per ordinary share. Dividends distributed to non-controlling interests in the first nine months of 2011 totaled Euro 3.9 million.

33.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first nine months of 2012 and 2011.

34.  NON-RECURRING TRANSACTIONS

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group will close about 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization the Group estimates it will incur in 2012 non-recurring expenses of approximately Euro 21.7 million.

        In the third quarter of 2011, the Group recognized the following non recurring income and expenses: (i) non-recurring gain related to the acquisition of a 40 percent stake in Multiopticas Internacionales SA (MOI) of approximately Euro 21.0 million, (ii) non-recurring expenses related to the celebration of the 50th anniversary of the founding of Luxottica Group S.p.A. of approximately Euro 12.0 million, (iii) restructuring and start-up costs within the North American retail division of approximately Euro 11.8 million.

35.  SHARE-BASED PAYMENTS

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF SEPTEMBER 30, 2012
(UNAUDITED)

35.  SHARE-BASED PAYMENTS (Continued)

beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On May 7, 2012, the Board of Directors granted certain of our key employees 721,200 rights to receive ordinary shares ("units") pursuant to the PSP plan adopted in 2008.

        The fair value of the units, amounting to Euro 26.65, was estimated on the grant date using the binomial model and the following weighted average assumptions:

Share Price at grant date	28.23
Expected life	3 years
Dividend Yield	1.94%

        On May 7, 2012, the Board of Directors granted 687,500 options to employees domiciled in the United States with a fair value of Euro 7.85 per option as well as 1,389,000 options to employees domiciled outside the United States with a fair value of Euro 8.23.

Share Price at grant date	Euro 28.23
Expected life	5.61 years
Dividend Yield	1.94%
Volatility	35.70%
Risk Free Rate	1.40%

36.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 44.9 percent and 45.1 percent of our net sales in the first nine months of 2012 and 2011, respectively.

37.  SUBSEQUENT EVENTS

        On October 15, 2012, the Group acquired the remaining 20 percent of Tecnol for approximately 38.4 million Brazilian Reais.

        On October 15, 2012 Luxottica Group repaid the remaining part of Tranche E of the Oakley acquisition credit facility for a total amount of U.S. $254.3 million (equal to Euro 196.0).

        On October 17, 2012 U.S. Holdings repaid a portion of Tranche B of this credit facility for a total amount of U.S. $150.0 million (equal to Euro 114.3 million).

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of September 30, 2012	Final exchange rate as of September 30, 2012	Average exchange rate as of September 30, 2011	Final exchange rate as of December 31, 2011

American Dollar (GMO Ecuador)	1.2808	1.2930	n.a.	1.2939
Argentine Peso	5.7142	6.0648	5.7480	5.5677
Australian Dollar	1.2381	1.2396	1.3540	1.2723
Brazilian Real	2.4555	2.6232	2.2942	2.4159
Canadian Dollar	1.2839	1.2684	1.3752	1.3215
Chilean Peso	626.6029	610.5180	n.a.	671.9970
Chinese Renminbi	8.1058	8.1261	9.1378	8.1588
Colombian Peso	2,298.4196	2,325.6001	n.a.	2,510.5701
Croatian Kuna	7.5192	7.4468	7.4199	7.5370
Great Britain Pound	0.8120	0.7981	0.8714	0.8353
Hong Kong Dollar	9.9381	10.0258	10.9518	10.0510
Hungarian Forint	291.2508	284.8900	271.3828	314.5800
Indian Rupee	68.0616	68.3480	63.6758	68.7130
Israeli Shekel	4.9430	5.0603	4.9644	4.9453
Japanese Yen	101.6148	100.3700	113.1924	100.2000
Malaysian Ringgit	3.9686	3.9596	4.2591	4.1055
Mexican Peso	16.9437	16.6086	16.9273	18.0512
Namibian Dollar	10.3092	10.7125	n.a.	10.4830
New Zealand Dollar	1.5906	1.5536	1.7682	1.6737
Norwegian Krona	7.5113	7.3695	7.8044	7.7540
Peruvian Nuevo Sol	3.4024	3.3554	n.a.	3.4875
Polish Zloty	4.2089	4.1038	4.0211	4.4580
Singapore Dollar	1.6121	1.5848	1.7535	1.6819
South African Rand	10.3092	10.7125	9.8238	10.4830
South Korean Won	1,458.7802	1,439.3300	1,540.6922	1,498.6899
Swedish Krona	8.7311	8.4498	9.0096	8.9120
Swiss Franc	1.2044	1.2099	1.2337	1.2156
Taiwan Dollar	38.0607	37.8967	40.9285	39.1835
Thai Baht	39.9774	39.8110	42.6403	40.9910
Turkish Lira	2.3090	2.3203	2.2920	2.4432
U.S. Dollar	1.2808	1.2930	1.4065	1.2939
United Arab Emirates Dirham	4.7044	4.7492	5.1656	4.7524

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, October 25, 2012

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy • Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 • Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 TECNOL-TECNICA NACIONAL DE OCULOS
LTDA
CAMPINAS - BRAZIL

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SAO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES
(AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 13, 2012	By:	/s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER